UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long Form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park, Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

April 17, 2013.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name:	Pedro Toll
Title:	General Manager

BLADEX’S FIRST QUARTER 2013 NET INCOME TOTALS $16.3 MILLION, OR $0.43
PER SHARE AS THE COMMERCIAL PORTFOLIO GROWS 5% Q-O-Q, 14% Y-O-Y.

PANAMA CITY, April 17, 2013 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the first quarter ended March 31, 2013.

First Quarter 2013 Business Highlights

•	The Bank’s first quarter 2013 Net Income reached $16.3 million, or $0.43 per share, compared to $24.6 million, or $0.64 per share, in the previous quarter, and $32.2 million, or $0.86 per share in the first quarter 2012. The $8.3 million decrease in Net Income versus the previous quarter was mainly driven by moderate generic provision requirements due to portfolio growth, compared to $9.9 million in reversals of provisions for credit losses recorded in the previous quarter. The decrease versus the first quarter 2012 was largely driven by lower gains from Treasury activities, including the investment in the Investment Funds, along with $4.4 million in reversals of provisions for credit losses recorded in the first quarter 2012.
•	The Commercial Division’s portfolio balance grew 14% year-on-year, and 5% quarter-on-quarter, to $6.2 billion as of March 31, 2013, mainly attributable to strong demand in the Bank’s client base of Corporations (+22% YoY; +19% QoQ). Quarterly average balances reached $5.9 billion, up 3% from the previous quarter, and up 13% compared to the first quarter 2012.
•	During the first quarter 2013, credit disbursements totaled $3.5 billion, the same level as in the previous quarter, and a 39% increase compared to the same period of a year ago.
•	The Bank’s credit quality remained strong with no loan balances in non-accrual status as of March 31, 2013, the same level as of December 31, 2012, and compared to $24 million, or 0.5% of the loan portfolio as of March 31, 2012. The ratio of the allowance for credit losses to the Commercial Portfolio’s ending balances was 1.3% as of March 31, 2013, nearly unchanged from December 31, 2012, and compared to 1.6% as of March 31, 2012.
•	As of March 31, 2013, the Bank’s Tier 1 capital ratio was 16.6%, compared to 17.9% as of both December 31, 2012 and March 31, 2012. The Bank’s leverage as of these dates was 8.2x, 8.2x, and 7.7x, respectively. The Bank’s equity consists entirely of issued and fully paid ordinary common stock.

(*) Net income or loss attributable to Bladex Stockholders (“Net Income”, or “Net Loss”).

CEO's Comments

Mr. Rubens V. Amaral Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s First Quarter 2013 results: “Bladex commenced 2013 with satisfactory results in what historically has been the slowest quarter of the year – First Quarter 2012 results notwithstanding. The results for first quarter 2013 were driven by an expansion of the Commercial Portfolio that reflects the Region´s positive growth dynamics and Bladex´s competitive edge. Thanks to its diversified economies and fairly positive growth outlook, especially when compared to other regions of the world, Latin America is attracting flows of capital from all parts of the globe, and experiencing an environment of ample liquidity in most of its markets. While this certainly represents a challenge with regards to net margins and increased levels of competition, Bladex has proven its ability to compete effectively, growing its core business without sacrificing margins and spreads. This is being achieved by managing the portfolio mix, on both the asset and liability sides of the balance sheet, with high quality counterparties, and seeking higher risk-adjusted returns, working both the short-term and the medium-term (one-to-five year) components of our tenor structure. This very gradual shift is reflected in moderate, incremental generic reserve requirements, and an absence of non-performing assets. The diversification of commission and fee income is also gaining pace, with Bladex making progress in establishing a track record of successful syndications of various sizes every quarter, and steadily adding to its list of awarded mandates. Very importantly, Bladex is making good on its commitment to containing, and even reducing its core expense base as the Bank pushes for increased efficiency in the way it operates. With the successful conclusion of the sale of the Asset Management Unit, announced earlier this month, Bladex is now able to focus its efforts on strengthening and growing its core business.” Mr. Amaral concluded.

RESULTS BY BUSINESS SEGMENT

COMMERCIAL DIVISION

The Commercial Division incorporates the Bank’s core business of financial intermediation and fee generation. Net Income includes net interest income from loans, fee income, allocated operating expenses, reversals or provisions for loan and off-balance sheet credit losses, and any recoveries, net of impairment of assets.

The Commercial Portfolio includes loan portfolio, selected deposits placed, equity investments, acceptances, and contingencies (including letters of credit, stand-by letters of credit, and guarantees covering commercial risk and credit commitments).

As of March 31, 2013, the Commercial Division’s portfolio balances totaled $6.2 billion, a 5% increase from the previous quarter, and a 14% increase from the first quarter 2012. The increases were mainly attributable to growing demand in the Bank’s client base of Corporations (+19% QoQ; +22% YoY) offsetting lower balances in the Financial Institutions segment (-12% QoQ; -4% YoY), along with the diversification into the Middle-Market segment (nearly unchanged QoQ; +51% YoY), which accounts for 12% of the portfolio as of March 31, 2013.

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On an averages basis, the Commercial Portfolio reached $5.9 billion in the first quarter 2013, a 3% increase compared to $5.7 billion in the previous quarter, and a 13% increase compared to $5.2 billion in the first quarter 2012.

The Commercial Portfolio continued to be short-term and trade-related in nature: $5.0 billion, or 80%, of the Commercial Portfolio matures within one year. Trade financing operations represented 61% of the portfolio, while the remaining balance consisted primarily of lending to banks and corporations involved in foreign trade.

The following graphs illustrate the geographic composition of the Bank’s Commercial Portfolio by country of risk, and highlight the portfolio´s diversification by country, by market segment and by industry (for corporate and middle-market companies):

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During the first quarter 2013, credit disbursements totaled $3.5 billion, the same level as in the previous quarter, and a 39% increase compared to the same period in the previous year.

Refer to Exhibit VIII for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit X for the Bank’s distribution of credit disbursements by country.

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(US$ million)	1Q13	4Q12	1Q12
Commercial Division:
Net interest income	$27.4	$28.6	$26.8
Non-interest operating income (1)	2.8	4.0	3.0
Net operating revenues (2)	30.2	32.6	29.8
Operating expenses	(9.8)	(11.4)	(8.5)
Net operating income (3)	20.4	21.2	21.3
(Provision) Reversal of provision for loan and off-balance sheet credit losses, net	(0.3)	9.9	4.4
Net Income Attributable to Bladex Stockholders	$20.1	$31.1	$25.7

1Q13 vs. 4Q12

The Commercial Division’s first quarter 2013 Net Income totaled $20.1 million, compared to $31.1 million in the fourth quarter 2012. The $11.0 million, or 35%, decrease was mainly driven by a $0.3 million generic provision requirement for credit losses associated with higher portfolio balances, versus $9.9 million in reversals of provisions for credit losses in the previous quarter. The decrease in net operating revenues (-7%) as a result of decreased net interest income (-$1.2 million, -4%) mainly associated with lower lending rates (-10 bps), and non-interest operating income (-$1.2 million, -30%) from lower loan intermediation fees activities, was partially offset by lower allocated operating expenses (-14%).

1Q13 vs. 1Q12

Net Income decreased by $5.6 million compared to the first quarter 2012 despite the $0.6 million, or 2%, increase in net interest income mainly from higher average loan portfolio balances (+14%), which was mostly offset by the combined effects of: (i) a $4.7 million variation in reversals (provision) for credit losses as a result of increased loan portfolio balance, and (ii) a $1.3 million increase in allocated operating expenses, mainly from higher employee related expenses.

TREASURY DIVISION

The Treasury Division is responsible for the Bank’s funding and liquidity management, along with its investment securities activities, as well as the management of the Bank’s interest rate, liquidity, price and currency risks. The Division manages the Bank’s liquidity balances, trading assets, securities available-for-sale, and securities held-to-maturity. With the designation of the former Bladex Asset Management Unit as a ‘discontinued operation’, the Treasury Division segment now incorporates the Bank´s investment in the Investment Funds. The prior period comparative figures have been adjusted accordingly. As of March 31, 2013, the Investment Funds´ net asset value totaled $106 million, the same level as of December 31, 2012, and compared to $122 million as of March 31, 2012. As of the same dates, Bladex’s ownership of the Bladex Offshore Feeder Fund was 98.74%, 98.06% and 96.50%, respectively. Following the announcement of the definitive agreement regarding the sale of the Bank’s Asset Management Unit, effective April 1, 2013, the Bank has reduced its investment in the Funds while staying on as an anchor investor for an agreed period of time of up to three years.

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The Division´s Net Income is presented net of allocated operating expenses, and includes net interest income on Treasury activities and net other income (loss) relating to Treasury activities.

The Bank’s liquid assets (8) totaled $572 million as of March 31, 2013, compared to $690 million as of December 31, 2012, and $525 million as of March 31, 2012. As of these dates, the liquid assets to total assets ratio was 8.3%, 10.2% and 8.7%, respectively.

As of March 31, 2013, the securities available-for-sale portfolio totaled $299 million, compared to $183 million as of December 31, 2012, and $248 million as of March 31, 2012, as a result of investments in securities made during the quarter. As of March 31, 2013, the available-for-sale portfolio consisted of readily quoted Latin American securities, 72% of which were sovereign or state-owned risk (refer to Exhibit IX for a per-country distribution of the Treasury portfolio). The available-for-sale portfolio is marked-to-market, with the impact recorded in stockholders’ equity through the Other Comprehensive Income (Loss) Account (“OCI”).

Deposit balances totaled $2.6 billion as of March 31, 2013, a 12% increase compared to the previous quarter, and an 8% year-on-year increase. Deposits represented 43% of total liabilities at the end of the first quarter 2013, compared to 39% in the previous quarter, and 46% in the first quarter 2012. Short-term borrowings and securities sold under repurchase agreements (“Repos”) reached $1.8 billion as of March 31, 2013, an 11% quarter-on-quarter increase, and a 50% year-on-year increase, while borrowings and long-term debt totaled $1.6 billion as of March 31, 2013, representing a 15% quarter-on-quarter decrease, and a 3% year-on-year increase.

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(US$ million)	1Q13	4Q12	1Q12
Treasury Division:
Net interest income (loss)	$(1.4)	$(4.4)	$2.8
Non-interest operating income (1)	1.2	2.9	8.3
Net operating revenues (losses) (2)	(0.2)	(1.5)	11.1
Operating expenses	(3.6)	(4.8)	(4.1)
Net operating income (loss) (3, 4)	(3.8)	(6.3)	7.0
Net income attributable to the redeemable noncontrolling interest	0.0	0.1	0.1
Net Income (Loss) Attributable to Bladex Stockholders	$(3.8)	$(6.4)	$6.9

1Q13 vs. 4Q12

The Treasury Division reported a first quarter 2013 Net Loss of $3.8 million, compared to a Net Loss of $6.4 million in the fourth quarter 2012. The $2.6 million positive variation during the period was the result of: (i) a $3.0 million improvement in net interest income mainly as a result of lower interest expense reflecting lower average funding costs, mainly amortization expense recorded in the first quarter 2013 versus the previous quarter related to financial instruments for which hedge accounting was discontinued in the third quarter 2012, along with higher average balances in the available for sale portfolio, and (ii) a $1.2 million decrease in allocated operating expenses, partially offset by (iii) a $1.7 million decrease in non-interest operating income, mainly related to lower gains from investments in the Investment Funds.

1Q13 vs. 1Q12

Compared to Net Income of $6.9 million reported in the first quarter 2012, the Division’s $3.8 million Net Loss in the first quarter 2013 was mostly driven by: (i) a $7.1 million decrease in non-interest operating income primarily from lower gains on sale of securities available for sale and investments in the Investment Funds, and (ii) a $4.2 million decrease in net interest income, mainly resulting from increased average funding costs due to expanded average funding tenors, along with $1.8 million amortization expense recorded in the first quarter 2013 related to financial instruments for which hedge accounting was discontinued in the third quarter 2012, partially compensated by (iii) a $0.5 million decrease of allocated operating expenses.

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CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

(US$ million, except percentages and per share amounts)	1Q13	4Q12	1Q12
Net Interest Income	$26.0	$24.2	$29.6
Net Operating Income (Loss) by Business Segment:
Commercial Division	$20.4	$21.2	$21.3
Treasury Division	$(3.8)	$(6.3)	$7.0
Net Operating Income	$16.6	$14.9	$28.3
Net income - business segment	$16.3	$24.8	$32.7
Net income attributable to the redeemable noncontrolling interest	$0.0	$0.1	$0.1
Net Income attributable to Bladex Stockholders - business segment	$16.3	$24.7	$32.5
Net loss from discontinued operations	$0.0	$(0.1)	$(0.3)
Net Income attributable to Bladex Stockholders	$16.3	$24.6	$32.2

Net Income per Share (5)	$0.43	$0.64	$0.86
Book Value per common share (period end)	$22.02	$21.67	$20.79
Return on Average Equity (“ROE”)	7.9%	11.9%	16.6%
Operating Return on Average Equity ("Operating ROE") (6)	8.1%	7.2%	14.6%
Return on Average Assets (“ROA”)	1.0%	1.6%	2.1%
Net Interest Margin	1.62%	1.54%	1.90%
Efficiency Ratio (7)	45%	52%	31%

Liquid Assets / Total Assets (8)	8.3%	10.2%	8.7%
Liquid Assets / Total Deposits	22.1%	29.8%	21.9%

Non-Accruing Loans to Total Loans, net	0.0%	0.0%	0.5%
Allowance for Credit Losses to Commercial Portfolio	1.3%	1.3%	1.6%
Credit provision to non-accruing balances	n.m. (*)	n.m. (*)	363.3%

Total Assets	$6,894	$6,756	$6,030
(*) "n.m." means not meaningful.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	1Q13	4Q12	1Q12
Net Interest Income (loss) ("NII")
Commercial Division	$27.4	$28.6	$26.8
Treasury Division (i)	0.4	(1.0)	2.8
Consolidated NII from Commercial Activities	27.8	27.7	29.6
Amortization of free-standing financial instruments	(1.8)	(3.4)	0.0
Total NII	$26.0	$24.2	$29.6

Consolidated Net Interest Margin (ii)	1.73%	1.76%	1.90%
Total Net Interest Margin (iii)	1.62%	1.54%	1.90%

(i) Net interest income, excluding the amortization of free-standing financial instruments.

(ii) Consolidated Net interest income, excluding the amortization of free-standing financial instruments assigned to the Treasury Division, divided by the average balance of interest-earning assets.

(iii) Total Net interest income divided by the average balance of interest-earning assets.

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1Q13 vs. 4Q12

During the first quarter 2013, net interest income reached $26.0 million compared to $24.2 million in the previous quarter, a $1.8 million, or 7%, increase, as amortization expense of financial instruments for which hedge accounting was discontinued during the third quarter 2012 was lower compared to the previous quarter, while net interest income from commercial activities remained stable.

1Q13 vs. 1Q12

Net interest income decreased $3.6 million, or 12%, when compared to first quarter 2012, primarily due to the combined effects of:

(i)	Amortization expense of financial instruments for which hedge accounting was discontinued during the third quarter 2012 (-$1.8 million).
(ii)	Lower net interest income in the Treasury Division (-$2.4 million), mainly from lower average securities portfolio balances; partially offset by higher net interest income from the Commercial Division (+$0.6 million), mainly from higher average loan portfolio balances (+14%).

FEES AND COMMISSIONS

(US$ million)	1Q13	4Q12	1Q12
Letters of credit	$1.6	$1.5	$2.2
Loan fees	0.8	1.8	0.1
Other*	0.0	0.0	0.0
Fees and Commissions, net	$2.4	$3.3	$2.3
* Net of commission expenses

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Fees and commissions totaled $2.4 million in the first quarter 2013, compared to $3.3 million in the previous quarter, and $2.3 million in the first quarter 2012. The quarterly decrease of $0.9 million compared to the fourth quarter 2012 was mostly the result of lower loan intermediation fees from mandated transactions, while the quarterly increase of $0.1 million compared to the same period 2012 was mostly attributable to increased transactional loan fee income, partially offset by reduced commissions from letters of credit due to a portfolio mix shift to lower risk, lower yielding transactions.

PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES

(In US$ million)	31-Mar-12	30-Jun-12	30-Sep-12	31-Dec-12	31-Mar-13
Allowance for Loan Losses:
Balance at beginning of the period	$88.5	$79.2	$82.2	$83.0	$73.0
Provisions (reversals)	(3.5)	2.9	0.6	(8.3)	(2.2)
Charge-offs, net of recoveries	(5.8)	0.0	0.2	(1.7)	0.0
End of period balance	$79.2	$82.2	$83.0	$73.0	$70.8

Reserve for Losses on Off-balance Sheet Credit Risk:
Balance at beginning of the period	$8.9	$8.0	$10.0	$6.4	$4.8
Provisions (reversals)	(0.9)	2.0	(3.6)	(1.5)	2.4
End of period balance	$8.0	$10.0	$6.4	$4.8	$7.3

Total Allowance for Credit Losses	$87.2	$92.1	$89.4	$77.8	$78.1

The allowance for loan and off-balance sheet credit losses totaled $78.1 million as of March 31, 2013, compared to $77.8 million as of December 31, 2012, and $87.2 million as of March 31, 2012. The $0.3 million quarter-on-quarter net provision was mainly due to portfolio growth in high credit quality transactions. The $9.1 million year-on-year net decrease in the total allowance for credit losses was mainly driven by the release of specific reserves associated with the exit from a non-accruing loan exposure recorded in the fourth quarter 2012, along with lower generic provision requirements as a result of improved risk profile of the Bank’s portfolio composition. The ratio of the allowance for credit losses to the Commercial Portfolio ending balances was 1.3% as of March 31, 2013, nearly unchanged from December 31, 2012, and compared to 1.6% as of March 31, 2012.

As of March 31, 2013, the Bank reported no portfolio balances in non-accrual status, the same level as of December 31, 2012, and compared to $24 million, or 0.5% of the loan portfolio as of March 31, 2012.

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OPERATING EXPENSES

(US$ million)	1Q13	4Q12	1Q12
Salaries and other employee expenses	$7.8	$10.1	$7.3
Depreciation and amortization of premises and equipment	0.7	0.6	0.5
Professional services	0.6	1.4	0.8
Maintenance and repairs	0.4	0.5	0.4
Expenses from the investment fund	0.7	0.7	1.0
Other operating expenses	3.2	2.9	2.7
Total Operating Expenses	$13.5	$16.2	$12.6

Operating expenses in the first quarter 2013 totaled $13.5 million, compared to $16.2 million in the fourth quarter 2012, and $12.6 million in the first quarter 2012. The $2.8 million, or 17%, quarterly decrease in operating expenses compared to the previous quarter was mainly attributable to lower salaries and other employee expenses, and lower expenses relating to professional services provided to Bladex. The $0.8 million, or 6%, year-on-year increase was mainly due to other employee expenses from higher payroll taxes related to variable compensation, along with higher other operating expenses relating the leases of office space at our Panama head office and other locations.

The Bank’s first quarter 2013 efficiency ratio improved to 45% compared to 52% in the fourth quarter 2012, as operating expenses were reduced during the quarter. Lower revenue contributions from Treasury activities, including reduced investment gains from the Investment Funds, resulted in a higher efficiency ratio compared to the first quarter 2012 (31%).

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CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios at the dates indicated:

(US$ million, except percentages and per share amounts)	1Q13	4Q12	1Q12
Tier 1 Capital (9)	$845	$826	$780
Total Capital (10)	$909	$883	$835
Risk-Weighted Assets	$5,098	$4,609	$4,347
Tier 1 Capital Ratio (9)	16.6%	17.9%	17.9%
Total Capital Ratio (10)	17.8%	19.2%	19.2%
Stockholders’ Equity	$845	$826	$782
Stockholders’ Equity to Total Assets	12.3%	12.2%	13.0%
Accumulated other comprehensive income (loss) ("OCI")	$(1)	$(1)	$0
Leverage (times) (11)	8.2	8.2	7.7

The Bank’s equity consists entirely of issued and fully paid ordinary common stock. As of March 31, 2013, the Bank’s Tier 1 capital ratio was 16.6%, compared to 17.9% as of December 31, 2012, and March 31, 2012. The Bank’s leverage as of these dates was 8.2x, 8.2x, and 7.7x, respectively.

The Bank’s common shares outstanding totaled 38.4 million as of March 31, 2013, compared to 38.1 million as of December 31, 2012, and compared to 37.6 million as of March 31, 2012.

RECENT EVENTS

▪	Annual Shareholders’ Meeting: The Bank is holding its Annual Shareholders’ Meeting on April 17, 2013. At the meeting, holders of the Bank’s common stock will vote for: i) the approval of the Bank’s audited financial statements for the fiscal year ended December 31, 2012, ii) the ratification of Deloitte as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2013, iii) the re-election of four directors, one to represent Class A shareholders and three directors to represent the holders of Class E shares of the Bank’s common stock, iv) to approve, on an advisory basis, the compensation of the Bank’s executive officers, and v) to transact such other business as may properly come before the Annual Meeting.

▪	Quarterly dividend payment: At the Board of Director’s meeting held April 16, 2013, the Bank’s Board approved a quarterly common dividend of $0.30 per share corresponding to the first quarter 2013. The dividend will be paid on May 7, 2013, to stockholders registered as of April 29, 2013.

▪	Bladex Asset Management: On April 2, 2013, the Bank announced it had finalized a definitive agreement for the sale of its Asset Management Unit. The Unit was sold to Alpha4X Asset Management, LLC (“Alpha4X”), a newly-formed company that is majority-owned by the current asset management team. A subsidiary of XL Group plc (NYSE: XL) will acquire a minority equity stake in Alpha4X as part of the sale. The sale of the unit is expected to close in the second quarter of 2013. The Bank will continue in its role as anchor investor for a period of up to 3 years with a reduced investment amount, and will also enjoy certain revenue-sharing rights during that period.

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Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)	Non-interest operating income (loss) refers to net other income (expense) excluding reversals (provisions) for credit losses, gain on sale of premises and equipment, and recoveries, net of impairment of assets. By business segment, non-interest operating income includes:

Commercial Division: Net fees and commissions and Net related other income (expense).

Treasury Division: net gain (loss) on sale of securities available-for-sale, impact of derivative hedging instruments, gain (loss) on foreign currency exchange, gain (loss) on trading securities, and gains (losses) from the investment in the Investment Funds.

(2)	Net Operating Revenues refers to net interest income plus non-interest operating income.

(3)	Net Operating Income (Loss) refers to net interest income plus non-interest operating income, minus operating expenses.

(4)	The Treasury Division’s net operating income includes: (i) interest income from interest bearing deposits with banks, investment securities and trading assets, net of allocated cost of funds; (ii) other income (expense) from derivative financial instrument and hedging; (iii) net gain (loss) from trading securities; (iv) net gain (loss) on sale of securities available for sale; (v) gain (loss) on foreign currency exchange; (vi) gains (losses) from investments in the Investment Funds and (vii) allocated operating expenses.

(5)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(6)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(7)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(8)	Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

(9)	Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the Available for Sale portfolio. Tier 1 Capital ratio is calculated as a percentage of risk weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(10)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(11)	Leverage corresponds to assets divided by stockholders’ equity.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

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About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors. Through March 31, 2013, Bladex had disbursed accumulated credits of approximately $195 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Thursday, April 18, 2013 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The replay passcode is: 92903891.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

Tel: (507) 210-8630

E-mail address: cschech@bladex.com

Investor Relations Firm:

i-advize Corporate Communications, Inc.

Mrs. Melanie Carpenter

20 Broad Street, 25th Floor, New York, NY 10005

Tel: (212) 406-3692

E-mail address: mcarpenter@i-advize.com

14

EXHIBIT I

CONSOLIDATED BALANCE SHEETS

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	March 31, 2013	December 31, 2012	March 31, 2012	CHANGE	%	CHANGE	%
	(In US$ million)

ASSETS:
Cash and due from banks	$581	$707	$542	$(126)	(18)%	$39	7%
Trading assets	5	5	7	0	0	(2)	(29)
Securities available-for-sale	299	183	248	116	63	51	21
Securities held-to-maturity	39	34	26	5	15	13	50
Investment fund	106	106	122	0	0	(16)	(13)
Loans	5,849	5,716	5,092	133	2	757	15
Less:
Allowance for loan losses	71	73	79	(2)	(3)	(8)	(10)
Unearned income and deferred fees	6	7	6	(1)	(14)	0	0
Loans, net	5,772	5,635	5,007	137	2	765	15

Customers' liabilities under acceptances	3	1	2	2	200	1	50
Accrued interest receivable	36	38	39	(2)	(5)	(3)	(8)
Premises and equipment, net	12	13	6	(1)	(8)	6	100
Derivative financial instruments used for hedging - receivable	26	19	10	7	37	16	160
Other assets	14	15	20	(1)	(7)	(6)	(30)

TOTAL ASSETS	$6,894	$6,756	$6,030	$138	2%	$864	14%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$160	$132	$116	$28	21%	$44	38%
Time	2,432	2,185	2,278	247	11	154	7
Total Deposits	2,592	2,317	2,394	275	12	198	8

Trading liabilities	8	32	0	(24)	(75)	8	n.m. (*)
Securities sold under repurchase agreements	241	158	160	83	53	81	51
Short-term borrowings	1,536	1,449	1,027	87	6	509	50
Acceptances outstanding	3	1	2	2	200	1	50
Accrued interest payable	24	18	15	6	33	9	60
Borrowings and long-term debt	1,618	1,906	1,568	(288)	(15)	50	3
Derivative financial instruments used for hedging - payable	8	12	40	(4)	(33)	(32)	(80)
Reserve for losses on off-balance sheet credit risk	7	5	8	2	40	(1)	(13)
Other liabilities	10	28	27	(18)	(64)	(17)	(63)
TOTAL LIABILITIES	$6,047	$5,927	$5,242	$120	2%	$805	15%

Redeemable noncontrolling interest	2	3	6	(1)	(33)	(4)	(67)

STOCKHOLDERS' EQUITY:
Common stock, no par value, assigned value of US$6.67	280	280	280	0	0	0	0
Additional paid-in capital in excess of assigned value of common stock	119	121	124	(2)	(2)	(5)	(4)
Capital reserves	95	95	95	0	0	0	0
Retained earnings	438	422	386	16	4	52	13
Accumulated other comprehensive loss	(1)	(1)	0	(0)	37	(1)	n.m. (*)
Treasury stock	(86)	(91)	(103)	5	(5)	17	(17)

TOTAL STOCKHOLDERS' EQUITY	$845	$826	$782	$19	2%	$63	8%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,894	$6,756	$6,030	$138	2%	$864	14%

(*)	"n.m." means not meaningful.

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	March 31, 2013	December 31, 2012	March 31, 2012	CHANGE	%	CHANGE	%

INCOME STATEMENT DATA:
Interest income	$48,404	$49,577	$48,379	$(1,173)	(2)%	$25	0%
Interest expense	(22,385)	(25,329)	(18,749)	2,944	(12)	(3,636)	19
NET INTEREST INCOME	26,019	24,248	29,630	1,771	7	(3,611)	(12)
Reversal of provision for loan losses	2,171	8,332	3,508	(6,161)	(74)	(1,337)	(38)

NET INTEREST INCOME, AFTER REVERSAL OF PROVISION FOR LOAN LOSSES	28,190	32,580	33,138	(4,390)	(13)	(4,948)	(15)

OTHER INCOME (EXPENSE):
(Provision) Reversal of provision for losses on off-balance sheet credit risk	(2,437)	1,536	903	(3,973)	(259)	(3,340)	(370)
Fees and commissions, net	2,399	3,283	2,298	(884)	(27)	101	4
Derivative financial instrument and hedging	(516)	(470)	440	(46)	10	(956)	(217)
Net gain from investment fund trading	1,269	3,113	2,809	(1,844)	(59)	(1,540)	(55)
Net gain (loss) from trading securities	4,776	(241)	8,430	5,017	(2,082)	(3,654)	(43)
Net gain on sale of securities available-for-sale	115	0	4,306	115	n.m. (*)	(4,191)	(97)
Gain (loss) on foreign currency exchange	(4,596)	321	(7,950)	(4,917)	(1,532)	3,354	(42)
Other income, net	585	856	935	(271)	(32)	(350)	(37)
NET OTHER INCOME	1,595	8,398	12,171	(6,803)	(81)	(10,576)	(87)

OPERATING EXPENSES:
Salaries and other employee expenses	(7,769)	(10,078)	(7,302)	2,309	(23)	(467)	6
Depreciation and amortization of premises and equipment	(722)	(638)	(457)	(84)	13	(265)	58
Professional services	(644)	(1,405)	(828)	761	(54)	184	(22)
Maintenance and repairs	(386)	(498)	(426)	112	(22)	40	(9)
Expenses from the Investment Fund	(748)	(745)	(967)	(3)	0	219	(23)
Other operating expenses	(3,183)	(2,861)	(2,664)	(322)	11	(519)	19
TOTAL OPERATING EXPENSES	(13,452)	(16,225)	(12,644)	2,773	(17)	(808)	6

Net Income from continuing operations	$16,333	$24,753	$32,665	$(8,420)	(34)	$(16,332)	(50)

Net Loss from discontinued operations	(27)	(89)	(304)	62	(70)	277	(91)

Net Income	$16,306	$24,664	$32,361	$(8,358)	(34)	$(16,055)	(50)

Net Income attributable to the redeemable noncontrolling interest	12	86	140	(74)	(86)	(128)	(91)

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$16,294	$24,578	$32,221	$(8,284)	(34)%	$(15,927)	(49)%

PER COMMON SHARE DATA:
Basic earnings per share	0.43	0.64	0.86
Diluted earnings per share	0.43	0.64	0.86

Weighted average basic shares	38,218	38,144	37,281
Weighted average diluted shares	38,313	38,397	37,566

PERFORMANCE RATIOS:
Return on average assets	1.0%	1.6%	2.1%
Return on average stockholders' equity	7.9%	11.9%	16.6%
Net interest margin	1.62%	1.54%	1.90%
Net interest spread	1.38%	1.26%	1.68%
Operating expenses to total average assets	0.84%	1.03%	0.81%

(*)	"n.m." means not meaningful.

SUMMARY OF CONSOLIDATED FINANCIAL DATA

(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)	EXHIBIT III

	FOR THE THREE MONTHS ENDED
	March 31, 2013	March 31, 2012
	(In US$ thousand, except per share amounts & ratios)

INCOME STATEMENT DATA:
Net interest income	$26,019	$29,630
Fees and commissions, net	2,399	2,298
(Provision) Reversal of provision for loan and off-balance sheet credit losses, net	(266)	4,411
Derivative financial instrument and hedging	(516)	440
Net gain from investment fund trading	1,269	2,809
Net gain from trading securities	4,776	8,430
Net gain on sale of securities available-for-sale	115	4,306
Loss on foreign currency exchange	(4,596)	(7,950)
Other income, net	585	935
Operating expenses	(13,452)	(12,644)
Net Income from continuing operations	16,333	32,665
Net Loss from discontinued operations	(27)	(304)
Net Income	$16,306	$32,361
Net Income attributable to the redeemable noncontrolling interest	12	140
NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$16,294	$32,221

BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	343	281
Investment fund	106	122
Loans, net	5,772	5,007
Total assets	6,894	6,030
Deposits	2,592	2,394
Securities sold under repurchase agreements	241	160
Short-term borrowings	1,536	1,027
Borrowings and long-term debt	1,618	1,568
Total liabilities	6,047	5,242
Stockholders' equity	845	782

PER COMMON SHARE DATA:
Basic earnings per share	0.43	0.86
Diluted earnings per share	0.43	0.86
Book value (period average)	21.87	20.88
Book value (period end)	22.02	20.79

(In thousand):
Weighted average basic shares	38,218	37,281
Weighted average diluted shares	38,313	37,566
Basic shares period end	38,402	37,639

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.0%	2.1%
Return on average stockholders' equity	7.9%	16.6%
Net interest margin	1.62%	1.90%
Net interest spread	1.38%	1.68%
Operating expenses to total average assets	0.84%	0.81%

ASSET QUALITY RATIOS:
Non-accruing loans to total loans, net of discounts (1)	0.0%	0.5%
Charge offs to total loan portfolio (1)	0.0%	0.1%
Allowance for loan losses to total loan portfolio (1)	1.2%	1.6%
Allowance for losses on off-balance sheet credit risk to total contingencies	1.9%	2.3%

CAPITAL RATIOS:
Stockholders' equity to total assets	12.3%	13.0%
Tier 1 capital to risk-weighted assets	16.6%	17.9%
Total capital to risk-weighted assets	17.8%	19.2%

(1)	Loan portfolio is presented net of unearned income and deferred loan fees.

EXHIBIT IV

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	March 31, 2013			December 31, 2012			March 31, 2012
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$564	$0.3	0.21%	$521	$0.4	0.28%	$836	$0.6	0.28%
Loans, net of unearned income & deferred loan fees	5,585	46.5	3.33	5,400	47.3	3.43	4,889	43.8	3.54
Non-accrual loans	0	0.0	n.m. (*)	14	0.6	15.43	30	0.5	6.74
Trading assets	5	0.0	0.00	5	0.0	0.00	10	0.1	2.76
Investment securities	265	1.5	2.29	212	1.2	2.16	369	2.8	2.99
Investment fund	106	0.1	0.24	106	0.2	0.56	122	0.6	1.95

TOTAL INTEREST EARNING ASSETS	$6,526	$48.4	2.97%	$6,259	$49.6	3.10%	$6,258	$48.4	3.06%

Non interest earning assets	56			54			59
Allowance for loan losses	(73)			(79)			(87)
Other assets	15			15			24

TOTAL ASSETS	$6,524			$6,249			$6,254

INTEREST BEARING LIABILITIES
Deposits	$2,269	$3.1	0.55%	$2,204	$3.6	0.63%	$2,347	$3.1	0.52%
Trading liabilities	17	0.0	0.00	38	0.0	0.00	0	0.0	0.00
Investment fund	0	0.0	n.m. (*)	0	0.0	n.m. (*)	0	0.0	n.m. (*)
Securities sold under repurchase agreement and Short-term borrowings	1,533	5.3	1.37	1,202	5.8	1.87	1,501	7.0	1.85
Borrowings and long term debt (**)	1,828	14.0	3.05	1,949	16.0	3.20	1,530	8.6	2.24

TOTAL INTEREST BEARING LIABILITIES	$5,648	$22.4	1.59%	$5,393	$25.3	1.84%	$5,378	$18.7	1.38%

Non interest bearing liabilities and other liabilities	$38			$27			$91

TOTAL LIABILITIES	5,686			5,421			5,469

Redeemable noncontrolling interest	3			3			6

STOCKHOLDERS' EQUITY	$836			$825			778

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,524			$6,249			$6,254

NET INTEREST SPREAD			1.38%			1.26%			1.68%
NET INTEREST INCOME AND NET
INTEREST MARGIN		$26.0	1.62%		$24.2	1.54%		$29.6	1.90%

(*)	"n.m." means not meaningful.
(**)	Includes the amortization of free-standing financial instruments of $1.8 million in 1Q13, $3.4 million in 4Q12, and nil in 1Q12.

EXHIBIT V

CONSOLIDATED STATEMENT OF INCOME

(In US$ thousand, except per share amounts and ratios)

	FOR THE YEAR	FOR THE THREE MONTHS ENDED					FOR THE YEAR
	ENDED						ENDED
	DEC 31/12	MAR 31/13	DEC 31/12	SEP 30/12	JUN 30/12	MAR 31/12	DEC 31/11

INCOME STATEMENT DATA:
Interest income	$192,437	$48,404	$49,577	$47,654	$46,827	$48,379	$157,427
Interest expense	(87,460)	(22,385)	(25,329)	(22,571)	(20,811)	(18,749)	(54,717)

NET INTEREST INCOME	104,977	26,019	24,248	25,083	26,016	29,630	102,710

Reversal of provision (provision) for loan losses	8,343	2,171	8,332	(581)	(2,916)	3,508	(8,841)

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	113,320	28,190	32,580	24,502	23,100	33,138	93,869

OTHER INCOME (EXPENSE):
Reversal of provision (provision) for losses on off-balance sheet credit risk	4,046	(2,437)	1,536	3,609	(2,002)	903	4,448
Fees and commissions, net	10,021	2,399	3,283	2,094	2,346	2,298	10,619
Derivative financial instrument and hedging	71	(516)	(470)	(1,859)	1,960	440	2,923
Recoveries, net of impairment of assets	0	0	0	0	0	0	(57)
Net gain (loss) from investment fund trading	7,011	1,269	3,113	(2,638)	3,727	2,809	20,314
Net gain (loss) from trading securities	11,234	4,776	(241)	2,276	769	8,430	(6,494)
Net gains on sale of securities available-for-sale	6,030	115	0	0	1,724	4,306	3,413
Gain (loss) on foreign currency exchange	(10,525)	(4,596)	321	(2,358)	(538)	(7,950)	4,269
Gain on sale of premises and equipment	5,626	0	0	0	5,626	0	0
Other income, net	2,986	585	856	917	278	935	1,059

NET OTHER INCOME	36,500	1,595	8,398	2,041	13,890	12,171	40,494

TOTAL OPERATING EXPENSES:	(55,814)	(13,452)	(16,225)	(13,440)	(13,505)	(12,644)	(50,087)

Net Income from continuing operations	94,006	16,333	24,753	13,103	23,485	32,665	84,276

Net Loss from discontinued operations	(681)	(27)	(89)	(130)	(158)	(304)	(420)

Net Income	$93,325	$16,306	$24,664	$12,973	$23,327	$32,361	$83,856

Net Income (loss) attributable to the redeemable noncontrolling interest	293	12	86	(37)	104	140	676

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$93,032	$16,294	$24,578	$13,010	$23,223	$32,221	$83,180

SELECTED FINANCIAL DATA
PER COMMON SHARE DATA
Basic earnings per share	$2.46	$0.43	$0.64	$0.34	$0.61	$0.86	$2.25
PERFORMANCE RATIOS
Return on average assets	1.5%	1.0%	1.6%	0.9%	1.5%	2.1%	1.5%
Return on average stockholders' equity	11.6%	7.9%	11.9%	6.4%	11.7%	16.6%	11.4%
Net interest margin	1.70%	1.62%	1.54%	1.64%	1.72%	1.90%	1.81%
Net interest spread	1.44%	1.38%	1.26%	1.35%	1.45%	1.68%	1.62%
Operating expenses to average assets	0.90%	0.84%	1.03%	0.88%	0.89%	0.81%	0.88%

EXHIBIT VI

BUSINESS SEGMENT ANALYSIS

(In US$ million)

	FOR THE TWELVE MONTHS ENDED		FOR THE THREE MONTHS ENDED
	DEC 31/12	DEC 31/11	MAR 31/13	DEC 31/12	MAR 31/12

COMMERCIAL DIVISION:

Net interest income (1)	$110.0	$81.7	$27.4	$28.6	$26.8
Non-interest operating income (2)	12.2	11.0	2.8	4.0	3.0
Operating expenses (3)	(38.3)	(34.8)	(9.8)	(11.4)	(8.5)
Net operating income (4)	83.9	57.9	20.4	21.2	21.3
Reversal of provision (provision) for loan and off-balance sheet credit losses, net	12.4	(4.4)	(0.3)	9.9	4.4
Recoveries, net of impairment of assets	0.0	(0.1)	0.0	0.0	0.0

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$96.3	$53.4	$20.1	$31.1	$25.7

Average interest-earning assets (5)	5,092	4,616	5,585	5,414	4,937
End-of-period interest-earning assets (5)	5,709	4,983	5,843	5,709	5,087

TREASURY DIVISION:

Net interest income (loss) (1)	$(5.0)	$21.0	$(1.4)	$(4.4)	$2.8
Non-interest operating income (loss) (2)	14.6	25.1	1.2	2.9	8.3
Operating expenses (3)	(17.5)	(15.2)	(3.6)	(4.8)	(4.1)
Net operating income (loss) (4)	(7.9)	30.9	(3.8)	(6.3)	7.0

Net income (loss)	(7.9)	30.9	(3.8)	(6.3)	7.0
Net income attributable to the redeemable noncontrolling interest	0.3	0.7	0.0	0.1	0.1

NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$(8.2)	$30.2	$(3.8)	$(6.4)	$6.9

Average interest-earning assets (6)	1,085	1,066	940	844	1,321
End-of-period interest-earning assets (6)	1,035	1,397	1,030	1,035	946

CONSOLIDATED:

Net interest income (1)	$105.0	$102.7	$26.0	$24.2	$29.6
Non-interest operating income (loss) (2)	26.8	36.1	4.0	6.9	11.3
Operating expenses (3)	(55.8)	(50.0)	(13.4)	(16.2)	(12.6)
Net operating income (4)	76.0	88.8	16.6	14.9	28.3
Reversal of provision (provision) for loan and off-balance sheet credit losses, net	12.4	(4.4)	(0.3)	9.9	4.4
Recoveries, net of impairment of assets	0.0	(0.1)	0.0	0.0	0.0
Net income - business segment	88.4	84.3	16.3	24.8	32.7
Net income attributable to the redeemable noncontrolling interest	0.3	0.7	0.0	0.1	0.1

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS - BUSINESS SEGMENT	$88.1	$83.6	$16.3	$24.7	$32.5
Other income unallocated - Gain on sale of premises and equipment	5.6	0.0	0.0	0.0	0.0
Net Loss from discontinued operations	(0.7)	(0.4)	0.0	(0.1)	(0.3)

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$93.0	$83.2	$16.3	$24.6	$32.2

Average interest-earning assets	6,177	5,682	6,526	6,259	6,258
End-of-period interest-earning assets	6,744	6,380	6,873	6,744	6,033

The bank has aligned its operations into two major business segments, based on the nature of clients, products and on credit risk standards.

Interest expenses allocation methodology reflects allocated funding on a matched-funded basis, net of risk adjusted capital by business segment.

(1) Interest income on interest-earning assets, net of allocated cost of funds.

(2) Non-interest operating income consists of net other income (expense), excluding reversals (provisions) for loans and off-balance sheet credit losses, recoveries on assets and gain on sale of premises and equipment.

(3) Operating expenses allocation methodology allocates overhead expenses based on resource consumption by business segment.

(4) Net operating income refers to net income excluding reversals (provisions) for loans and off-balance sheet credit losses and recoveries on assets.

(5) Includes selected deposits placed, and loans, net of unearned income and deferred loan fees.

(6) Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale and held to maturity, trading securities and the balance of the Investment Fund.

EXHIBIT VII

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	31MAR13		31DEC12		31MAR12		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$195	3.0	$222	3.6	$300	5.2	$(27)	$(105)
BRAZIL	1,818	27.7	1,842	29.9	1,866	32.6	(24)	(48)
CHILE	406	6.2	319	5.2	371	6.5	87	35
COLOMBIA	562	8.6	488	7.9	656	11.5	74	(94)
COSTA RICA	330	5.0	198	3.2	220	3.8	132	110
DOMINICAN REPUBLIC	179	2.7	112	1.8	126	2.2	67	53
ECUADOR	266	4.0	254	4.1	195	3.4	12	71
EL SALVADOR	55	0.8	67	1.1	22	0.4	(12)	33
FRANCE	0	0.0	60	1.0	0	0.0	(60)	0
GUATEMALA	244	3.7	273	4.4	144	2.5	(29)	100
HONDURAS	64	1.0	71	1.2	53	0.9	(7)	11
JAMAICA	37	0.6	10	0.2	11	0.2	27	26
MEXICO	679	10.3	547	8.9	666	11.6	132	13
NETHERLANDS	71	1.1	77	1.2	50	0.9	(6)	21
NICARAGUA	13	0.2	10	0.2	10	0.2	3	3
PANAMA	324	4.9	390	6.3	166	2.9	(66)	158
PARAGUAY	40	0.6	27	0.4	19	0.3	13	21
PERU	824	12.5	845	13.7	426	7.4	(21)	398
TRINIDAD & TOBAGO	210	3.2	119	1.9	155	2.7	91	55
URUGUAY	164	2.5	109	1.8	157	2.7	55	7
VENEZUELA	11	0.2	23	0.4	32	0.6	(12)	(21)
MULTILATERAL ORGANIZATIONS	67	1.0	63	1.0	59	1.0	4	8
OTHER	11	0.2	44	0.7	15	0.3	(33)	(4)

TOTAL CREDIT PORTFOLIO (1)	$6,570	100%	$6,170	100%	$5,719	100%	$400	$851

UNEARNED INCOME AND COMMISSION (2)	(6)		(7)		(6)		1	0

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$6,564		$6,163		$5,713		$401	$851

(1)	Includes book value of loans, selected commercial deposits placed, fair value of investment securities, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, equity investments and guarantees covering commercial risk and credit commitments).
(2)	Represents unearned income and commission on loans.

EXHIBIT VIII
COMMERCIAL PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	31MAR13		31DEC12		31MAR12		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$195	3.1	$222	3.7	$300	5.5	$(27)	$(105)
BRAZIL	1,747	28.0	1,797	30.2	1,796	33.0	(50)	(49)
CHILE	392	6.3	316	5.3	371	6.8	76	21
COLOMBIA	500	8.0	459	7.7	620	11.4	41	(120)
COSTA RICA	330	5.3	198	3.3	220	4.0	132	110
DOMINICAN REPUBLIC	179	2.9	112	1.9	126	2.3	67	53
ECUADOR	266	4.3	254	4.3	195	3.6	12	71
EL SALVADOR	55	0.9	67	1.1	22	0.4	(12)	33
FRANCE	0	0.0	60	1.0	0	0.0	(60)	0
GUATEMALA	244	3.9	273	4.6	139	2.6	(29)	105
HONDURAS	64	1.0	71	1.2	53	1.0	(7)	11
JAMAICA	37	0.6	10	0.2	11	0.2	27	26
MEXICO	642	10.3	525	8.8	627	11.5	117	15
NETHERLANDS	71	1.1	77	1.3	50	0.9	(6)	21
NICARAGUA	13	0.2	10	0.2	10	0.2	3	3
PANAMA	256	4.1	336	5.6	113	2.1	(80)	143
PARAGUAY	40	0.6	27	0.5	19	0.3	13	21
PERU	810	13.0	844	14.2	413	7.6	(34)	397
TRINIDAD & TOBAGO	205	3.3	119	2.0	155	2.8	86	50
URUGUAY	164	2.6	109	1.8	157	2.9	55	7
VENEZUELA	11	0.2	23	0.4	32	0.6	(12)	(21)
OTHER	11	0.2	44	0.7	15	0.3	(33)	(4)

TOTAL COMMERCIAL PORTFOLIO (1)	$6,232	100%	$5,953	100%	$5,444	100%	$279	$788

UNEARNED INCOME AND COMMISSION (2)	(6)		(7)		(6)		1	0

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$6,226		$5,946		$5,438		$280	$788

(1)	Includes book value of loans, selected deposits placed, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, equity investments and guarantees covering commercial risk and credit commitments).
(2)	Represents unearned income and commission on loans.

EXHIBIT IX
TREASURY PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,			Change in Amount
	(A)	(B)	(C)
COUNTRY	31MAR13	31DEC12	31MAR12	(A) - (B)	(A) - (C)

BRAZIL	$71	$45	$70	$26	$1
CHILE	14	3	0	11	14
COLOMBIA	62	29	36	33	26
GUATEMALA	0	0	5	0	(5)
MEXICO	37	22	39	15	(2)
PANAMA	68	54	53	14	15
PERU	14	1	13	13	1
TRINIDAD & TOBAGO	5	0	0	5	5
MULTILATERAL ORGANIZATIONS	67	63	59	4	8

TOTAL TREASURY PORTOFOLIO (1)	$338	$217	$275	$121	$63

(1)	Includes securities available for sale and held to maturity, and trading assets. Excludes the Bank's invesments in the Investment Funds.

EXHIBIT X
CREDIT DISBURSEMENTS
DISTRIBUTION BY COUNTRY
(In US$ million)

	QUARTERLY INFORMATION			Change in Amount
	(A)	(B)	(C)
COUNTRY	1QTR13	4QTR12	1QTR12	(A) - (B)	(A) - (C)

ARGENTINA	$105	$41	$97	$64	$8
BRAZIL	357	361	256	(4)	101
CHILE	151	187	189	(36)	(38)
COLOMBIA	357	250	300	107	57
COSTA RICA	253	128	135	125	118
DOMINICAN REPUBLIC	180	222	125	(42)	55
ECUADOR	210	227	182	(17)	28
EL SALVADOR	10	51	12	(41)	(2)
FRANCE	24	59	0	(35)	24
GUATEMALA	90	241	108	(151)	(18)
HONDURAS	37	58	48	(21)	(11)
JAMAICA	41	23	74	18	(33)
MEXICO.	563	725	435	(162)	128
NETHERLANDS	48	40	38	8	10
PANAMA	74	163	21	(89)	53
PARAGUAY	21	22	9	(1)	12
PERU	697	511	199	186	498
TRINIDAD & TOBAGO	164	80	168	84	(4)
UNITED STATES	0	23	58	(23)	(58)
URUGUAY	70	9	48	61	22
VENEZUELA	0	17	32	(17)	(32)
MULTILATERAL ORGANIZATIONS	10	20	1	(10)	9
OTHER	72	71	3	1	69

TOTAL CREDIT DISBURSED (1)	$3,534	$3,529	$2,538	$5	$996

(1)	Includes book value of loans, selected commercial deposits placed, fair value of selected investment securities, and contingencies (including confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, credit default swap and credit commitments).